82-03138

BAE SYSTEMS plc

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES OR THEIR CONNECTED PERSONS

Notification made in accordance with Section 324 (as extended by Section 328) of the Companies Act 1985 and Disclosure rule 3.1.4R(1)(a) of the Disclosure Rules.

The Company was notified on 1 December 2005 by the trustee of the BAE Systems Share Incentive Plan, Hill Samuel ESOP Trustees Limited, that on 30 November 2005 the following Persons Discharging Managerial Responsibilities ("PDMRs") each acquired the number of ordinary shares of 2.5p each listed below in the share capital of BAE Systems plc following the reinvestment of dividends payable on ordinary shares held in the BAE Systems Share Incentive Plan:

Christopher Geoghegan – one shar[redacted]
Alastair Imrie – seven shares
Ian King – three shares
Michael Lester – seven shares
Steven Mogford – three shares
George Rose – seven shares
Michael Rouse – one share
Michael Turner- seven shares

The shares were acquired at a price of 341.25 pence per share on 30 November 2005 and are held in the name of Lloyds TSB Registrars Corporate Nominee Limited. The transactions took place on the London Stock Exchange.

2 December 2005